[Form of Koss Letterhead]
KOSS CORPORATION • 4129 North Port Washington Avenue • Milwaukee, Wisconsin 53212-1052 (414)964 5000 • FAX (414) 964 8615

October 12, 2010

VIA EDGAR

Jessica Plowgian, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D. C. 20549

Re:          Koss Corporation
Form 10-K for the year ended June 30, 2010
Filed September 20, 2010
File No. 0-03295

Dear Ms. Plowgian:

Set forth below are responses of Koss Corporation (the “Company”) to the comments in your September 21, 2010 letter.  For your convenience, we have set out each of the comments set forth in the letter and follow each comment with the response of the Company.

Form 10-K for the Year Ended June 30, 2010

Item 9A.  Controls and Procedures, page 20

1.	Comment:

We note your response to comment two from our letter dated September 13, 2010. Please amend your Form 10-K to disclose whether you anticipate that you will have a “sufficient amount of time” to test your remedial measures by the end of the first fiscal quarter.

Response:

As of the date of this letter, the Company continues to test its controls and procedures, including the remedial measures described in the Form 10-K.  At this point, the Company cannot predict whether such testing will be complete prior to the filing of the Company’s Form 10-Q for its first fiscal quarter.  As you requested by telephone on October 8, 2010, if testing is not complete prior to the filing of the Company’s first quarter Form 10-Q, the Company will include expanded disclosures in the first quarter 10-Q stating that the Company was not able to complete the testing, and providing the anticipated schedule for completing the testing of the Company’s controls and procedures, including the remedial measures.

Disclosure Controls and Procedures, page 20

2.	Comment:	Please amend your Form 10-K to clearly state, if true, management’s conclusion that your disclosure controls and procedures were not effective as of June 30, 2010.

Response:

The Company has amended “Item 9A. Controls and Procedures” of its Form 10-K for the year ended June 30, 2010 to clarify that, as a result of the Company’s inability to complete the testing and confirmation process required to confirm the effectiveness of remedial measures the Company recently implemented in response to the previously disclosed unauthorized transactions, the Company’s management has concluded that the Company’s disclosure controls and procedures were not effective as of June 30, 2010.

Management’s Annual Report on Internal Controls over Financial Reporting, page 21

3.	Comment:	Please amend your Form 10-K to clearly state, if true, management’s conclusion that your internal control over financial reporting was not effective as of June 30, 2010.

Response:

The Company has amended “Item 9A. Controls and Procedures” of its Form 10-K for the year ended June 30, 2010 to clarify that, as a result of the Company’s inability to complete the testing and confirmation process required to confirm the effectiveness of remedial measures the Company recently implemented in response to the previously disclosed unauthorized transactions, the Company’s management has concluded that the Company’s internal controls over financial reporting, were not effective as of June 30, 2010.

The Company acknowledges that:

	•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

	•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

	•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (414) 964-5000.

Very truly yours,

/s/ David D. Smith

David D. Smith
Chief Financial Officer

cc:   Mr. Michael Koss, Koss Corporation

Mr. John Garda, K&L Gates LLP

Mr. Alan Berkeley, K&L Gates LLP